Exhibit 99.1

To Our Shareholders:

We are pleased to send you the enclosed prospectus describing the amended Dividend Reinvestment and Stock Purchase Plan being offered by First United Corporation. The original Plan provides that we can amend it at any time, and we have taken the opportunity to add additional shares to the Plan and increase the maximum quarterly optional cash investment amount from $10,000 to $100,000. The Plan continues to provide our shareholders with a convenient way of investing cash dividends and making optional cash investments in shares of our common stock at market prices. The date of the Prospectus is March __, 2012.

The investment options offered under the Plan are:

•	Full Dividend Reinvestment - Reinvest dividends paid on all shares held.

•	Partial Dividend Reinvestment - Reinvest dividends paid on less than all shares held and continue to receive cash dividends on the other shares.

Participants may also elect to make additional cash investments of a minimum of $50 and up to an aggregate of $100,000 per calendar quarter.

•	Optional Cash Investment Only - Invest by making optional cash investments at anytime at a minimum of $50 and up to an aggregate of $100,000 per calendar quarter without the necessity of reinvesting dividends on shares held.

You may enroll in the Plan by completing the enclosed Authorization Form and returning it to Broadridge Corporate Issuer Solutions, Inc., 1717 Arch Street, Suite 1300, Philadelphia, Pennsylvania 19103. If you are already enrolled and wish to continue participating in the Plan, you need to do nothing.

All of us at First United appreciate the confidence you and our other investors have shown in our ability to provide an uncommon commitment to service and solutions for our customers, while at the same time meeting our investors’ expectations. We look forward to the opportunity to serve both your financial services needs and your wishes as a shareholder of First United Corporation.

Sincerely,

/s/ William B. Grant

WILLIAM B GRANT

Chairman, Chief Executive Officer and President